Grow Group Announces Formal Bidding Procedures

                    New York, New York, May 17, 1995 . . . Grow
          Group, Inc. ("Grow") (NYSE:GRO) announced today that in light of the competing tender offers by Imperial Chemical Industries PLC ("ICI") and The Sherwin-Williams Company ("Sherwin-Williams"), Grow's Board of Directors has instituted a formal bidding process.

                    Yesterday, both ICI and Sherwin-Williams received early termination of their respective Hart-
          Scott-Rodino waiting periods, thereby removing potential antitrust impediments.

                    In a letter being sent this morning to both ICI and Sherwin-Williams, Grow stated that bids are due by 12 Noon, on Sunday, May 21, 1995. Among other things, Grow stated in the letter that it expects each bid to be all cash and to be accompanied by an executed merger agreement, the form of which will be furnished by Grow to each party on Thursday morning, May 18, 1995.

                    Grow will file Schedule 14D-9 amendments later today which will include a complete copy of the bidding procedures.